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                                                     ---------------------------
                                                            OMB APPROVAL
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                                                     OMB Number:       3235-0058
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                                                     Expires:   January 31, 2002
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                                                     hours per response. . .2.50
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                                                          SEC FILE NUMBER

                                                             333-46682
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                                                            CUSIP NUMBER

                                                               65336D
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

       (Check One): Form 10-K Form 20-F Form 11-K |X| Form 10-Q Form N-SAR

                        For Period Ended: March 31, 2003
                                          --------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________


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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


NexGen Vision, Inc.
----------------------------------------
Full Name of Registrant


K-1 Builders, Inc.
----------------------------------------
Former Name if Applicable


1535 Oak Industrial Lane, Suite F
----------------------------------------
Address of Principal Executive Office
(Street and Number)


Cumming, Georgia  30041
----------------------------------------
City, State and Zip Code


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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following

|X| the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. Senior management of NexGen Vision, Inc. (the "Company") was unable to complete its review the information contained in the quarterly report within the required time, and as a result, the Company was unable to file. The Company expects to file the Form 10-QSB on or before May 20, 2003.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


            Gary Lafferty                      (770) 886-3200
            -------------                      --------------
                (Name)                 (Area Code)(Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X|Yes No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         The Company sustained a net loss of $1,114,814 for the quarter ended
March 31, 2003 as compared to net loss of $32,690 during the same period in 2002. The change is attributable to our acquisition of Cobra Vision, Inc. in April 2002, and expenses related to preparing to commercialize our lens casting system.


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                               NexGen Vision, Inc.
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date       May 16, 2003              By /s/ Jack Wissner
    ---------------------------         ----------------------------------------
                                        Jack Wissner, Chief Financial Officer


                                    ATTENTION
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      INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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